Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of June, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Material Notice dated June 6, 2008.

Item 1

ULTRAPAR PARTICIPAÇÕES S.A. PUBLICY TRADED COMPANY CNPJ Nº 33.256.439/0001-39

MATERIAL NOTICE

São Paulo, Brazil, June 6, 2008 – Ultrapar Participações S.A. (“Ultrapar”) hereby announces the signing, through Ultracargo, of the sale and purchase agreement for the acquisition of 100% of the shares of União Terminais e Armazéns Gerais Ltda. (“União Terminais”) held by Unipar – União das Indústrias Petroquímicas S.A.

The total amount to be paid by Ultracargo for 100% of União Terminais’ shares is R$ 482,769 thousand subject to adjustments resulting from variations in net debt and working capital. On December 31, 2007, União Terminais’ net debt amounted to R$ 27,231 thousand.

União Terminais has 2 port terminals for storage and handling of bulk liquids, with total capacity of 119 thousand cubic meters. The main facility, located in Santos (in the state of São Paulo), has storage capacity of 102 thousand cubic meters and is currently in the final stage of expansion, which will add 20% (21 thousand cubic meters) to its capacity. The main products handled in this terminal are fuels, ethanol and chemicals. The terminal located in Rio de Janeiro (RJ) has a 17 thousand cubic meters storage capacity and the main products handled in this terminal are chemicals and lubricants. União Terminais also holds 50% of the total capital of União Vopak Ltda., which owns a port terminal in Paranaguá (in the state of Paraná) with storage capacity of 60 thousand cubic meters for the handling of vegetable oil and chemical products.

For Ultracargo, this acquisition represents a milestone in its transformation process, with the objective to consolidate the company as the largest and most complete provider of integrated logistic solutions for special bulk cargo in Brazil. In order to capture the strong growth resulting from the demand for logistics infrastructure in Brazil, mainly related to biofuels and to the Brazilian trade flow, during the past few years Ultracargo has revaluated its market positioning, focusing on integrated logistic services, has adapted its internal structure and has started investing in expansion. Such initiatives have included the construction of new terminals, especially the Santos and Montes Claros terminals, the implementation of the ERP system – SAP, the creation of a business development area and the acquisition of Petrolog.

The combination of Ultracargo with União Terminais’ business will result in the largest liquid bulk storage company in South America, reinforcing its operating scale and increasing its investment capacity. It also increases Ultracargo’s operations in the port of Santos, adds new customers to its client portfolio and expands its geographic coverage through the entrance in the Rio de Janeiro and Paranaguá markets, strengthening Ultracargo’s presence in Brazilian ports.  We estimate that the net present value of the gains from the integration of União Terminais with Ultracargo is R$ 200 million, mainly derived from the joint operation of the terminals, management consolidation and fiscal synergies.

The closing of the transaction is subject to compliance with certain customary conditions, notably the opinion of each of the port authorities, and could occur at different stages for each terminal as the respective port authorities issue their opinion.

Additional information about União Terminais is available at Ultrapar’s website (www.ultra.com.br).

André Covre Chief Financial and Investor Relations Officer Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 6, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer